AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 18, 1998

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                SCHEDULE 13E-4/A
                          ISSUER TENDER OFFER STATEMENT
      (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)
                                (Amendment No. 1)

                       KNAPE & VOGT MANUFACTURING COMPANY
                                (Name of Issuer)

                       KNAPE & VOGT MANUFACTURING COMPANY
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $2.00 PER SHARE
                         (Title of Class of Securities)

                                   498782 10 1
                      (CUSIP Number of Class of Securities)

                               Jack D. Poindexter
                       Chief Financial Officer, Treasurer
                       Knape & Vogt Manufacturing Company
                         2700 Oak Industrial Drive, N.E.
                          Grand Rapids, Michigan 49505
                                 (616) 459-3311
            (Name, Address, and Telephone Number of Person Authorized
        to Receive Notices and Communications on Behalf of the Person(s)
                                Filing Statement)

                                   COPIES TO:

                             Donald L. Johnson, Esq.
                    Varnum, Riddering, Schmidt & Howlett LLP
                       Suite 1700, 333 Bridge Street, N.W.
                          Grand Rapids, Michigan 49504

                                September 2, 1998
                       (Date Tender Offer First Published,
                       Sent, or Given to Security Holders)

                                             CALCULATION OF FILING FEE

                  Transaction Valuation*                                       Amount of Filing
                        $26,400,000                                                 $5,280

*Calculated solely for the purpose of determining the filing fee, based upon the purchase of 1,200,000 shares at the maximum tender offer price per share of $22.00.

|_| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

      Amount Previously Paid: $5,280             Filing Party:     Knape & Vogt
                                                                   Manufacturing
                                                                   Company

      Form or Registration No.: Schedule 13E-4   Date Filed:       September 2,
                                                                   1998

     This Amendment No. 1 to the Issuer Tender Offer Statement on Schedule 13E-4 (the "Statement") relates to the tender offer by Knape & Vogt Manufacturing Company, a Michigan corporation (the "Company") to purchase up to 1,200,000 shares of its Common Stock, par value $2.00 per share (the "Shares") at a price, net to the seller in cash, not in excess of $22.00 nor less than $19.00 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 2, 1998 (the "Offer to Purchase") and the related Letter of Transmittal (which, together as amended or supplemented from time to time, constitute the "Offer").

     The information contained after the covering page, but before the Table of Contents, in the Offer to Purchase which was filed as Exhibit (a)(1) to Schedule 13E-4 shall be deemed revised to note that the safe harbor for forward looking statements does not apply to statements made in connection with a tender offer.

     The conditions of the Offer set forth in Section 7 of the Offer to Purchase, dated September 2, 1998, which was filed as Exhibit (a)(1) to Schedule 13E-4 shall be deemed to have been revised to reflect that the existence or occurrence of those events will be determined in the Company's "reasonable" as opposed to "sole" judgment.


                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13E-4 is true, complete and correct.


                                        KNAPE & VOGT MANUFACTURING COMPANY




September 18, 1998.                     By /s/ Jack D. Poindexter
                                           Jack D. Poindexter
                                           Chief Financial Officer and Treasurer



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